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                                                               Exhibit (a)(5)(B)
                                                               ----------------


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

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CRANDON CAPITAL PARTNERS,                                  :

                    Plaintiff,                             :

                    v.                                     :    C.A. No. 18422NC
                                                           :
                                                                COMPLAINT
ARTHUR KONTOS, JAMES H. LYNCH, DENNIS MARINO, THOMAS W.    :    ---------
NEUMANN, KEVIN PARKER, CHARLES KIRKLAND KELLOGG, JOHN      :
P. DUFFY, RALPH N. DELDEO, RUSSELL C. HOROWITZ, and        :
NATIONAL DISCOUNT BROKERS GROUP, INC.,                     :

                    Defendants.                            :
                                                           :
                                                           :
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          Plaintiff alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION
                              --------------------

          1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants and their affiliates (including Deutsche Bank AG), who own the securities of National Discount Brokers Group, Inc. ("NDB" or the "Company") for injunctive and other appropriate relief in connection with a proposed transaction whereby Deutsche Bank AG would buy all of the outstanding shares of NDB that it does not already own. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by defendants to NDB's public shareholders.
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                                  THE PARTIES
                                  -----------

          2. Plaintiff is and, at all relevant times, has been the owner of shares of NDB common stock.

          3. NDB is a corporation organized under the laws of Delaware with its principal executive offices located at 10 Exchange Place Centre, Jersey City, New Jersey. NDB is in the securities business providing financial services to customers and serving as a market maker in selected securities.

          4. Defendant Arthur Kontos is NDB's President, Chief Executive Officer and Vice-Chairman of the Board of Directors. Kontos individually holds approximately 13% of the outstanding stock in NDB and has executed an agreement pledging to vote his shares in favor of the transaction proposed by Deutsche Bank. Kontos is also a general partner of Spear, Leeds & Kellogg, LP ("SLK").

          5. Defendant James H. Lynch is the Chairman of NDB's Board of Directors. Lynch is also a general partner and member of the executive committee of SLK.

          6. Defendant Dennis Marino is a Director and Chief Administrative Officer of NDB. Marino is also the President and Chairman of subsidiary companies held by NDB, including NDB Capital Markets ("NDBC") and NDB.com.

          7. Defendant Thomas W. Neumann is a Director and Executive Vice President of NDB. Neumann is also a former employee of SLK.

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          8.  Defendant Charles Kirkland Kellogg is a Director of NDB and a
former employee of NDB.com and NDBC. Kellogg is the son of Paul Kellogg, who is one of the principals of SLK.

          9. Defendant John P. Duffy is a Director of NDB and previously served as a former managing director of SLK.

          10. Defendant Kevin Parker is a Director of NDB. Parker is also the Managing Director and Global Head of Cash Equity Sales and Trading and Equity Research at Deutsche Bank.

          11. Defendant Ralph DelDeo is a Director of NDB. Mr. DelDeo is also a senior partner of Gibbons, DelDeo, Dolan, Griffinger & Vecchione, P.C., a law firm that provides substantial legal services to NDB.

          12.  Defendant Russell C. Horowitz is a Director of NDB.

          13. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty, good faith and due care to plaintiff and the other members of the class.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          14. Plaintiff brings this action individually and as a class action, on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the

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Company's principal stockholders), who are threatened with injury arising from defendants' actions as is described more fully below.

          15.  This action is properly maintainable as a class action.

          16. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 21 million shares of common stock. There are hundreds of record and beneficial stockholders.

          17. There are questions of law and fact common to the Class including, inter alia, whether:
           ----- ----

          a. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          b. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

          18. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class.

          19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter

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be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          20. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate,

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          21. On October 10, 2000, NDB reported it had received a proposal from Deutsche Bank to acquire the 84% of NDB stock that it did not already own for $49.00 per share in a transaction valued at approximately $1 billion. The Company further reported that it had also received inquiries from other parties proposing a strategic merger or acquisition.

          22. NDB publicly stated that it would consider all of its strategic alternatives.

          23. On October 12, 2000, just two days later, the Company announced that Deutsche Bank would proceed with an agreed-upon tender offer and second-step merger to acquire NDB for $49.00 per share in cash.

          24. As part of the transaction, it was agreed that NDB management would continue to hold their positions and that NDB would be operated as a separate subsidiary of Deutsche Bank.

          25. In exchange, Kontos and certain other shareholders of NDB, who hold a total of 29.1% of NDB's stock, entered into agreements with Deutsche Bank to tender their shares.

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          26.  NDB made no subsequent announcement about what consideration, if any, was given to the other expressions of interest in a strategic transaction proffered to NDB.

          27. Because eight of the nine NDB directors constitute NDB management or owe loyalty to NDB management through interlocking positions with SLK, the individual defendants have endorsed a transaction that favors management's interests over the interests of the public shareholders.

          28. The individual defendants agreed to the transaction without exploring other bona fide proposals in violation of their duty to maximize
                ---- ----
shareholder value in a sale of the Company. The transaction will provide the majority of defendants with continuing positions of employment from which they derive a substantial portion of their livelihoods.

          29. The proposed transaction is unfair, inadequate and provides value to NDB stockholders substantially below the fair or inherent value of the Company. Taking into account NDB's asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, earnings power, and, in particular, NDB's transactional value, the intrinsic value of NDB is materially greater than the consideration contemplated in the proposed transaction.

          30. The proposed transaction is wrongful, unfair, and harmful to NDB's public stockholders, and will deny them their right to share proportionately in the true value of NDB's valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of management and Deutsche Bank.

          31. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff

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and the Class from the fair proportionate share of NDB's valuable assets and businesses, to the irreparable harm of the Class.

          32.  Plaintiff and the Class have no adequate remedy of law.

          WHEREFORE, plaintiff prays for judgment and relief as follows:

              (a) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

              (b) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;

              (c) in the event the proposed transaction is consummated, rescinding it and setting it aside;

              (d) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

              (e) awarding plaintiff the costs and disbursements of this action, including reasonable allowances for plaintiff's counsel and experts', fees; and

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              (f)  granting such other and further relief as may be just and proper.

                                    ROSENTHAL, MONHAIT GROSS & GODDESS, P.A.

                                    By:
                                       -----------------------------
                                       Joseph Rosenthal
                                       Mellon Bank Center
                                       919 Market Street
                                       Wilmington, Delaware  19899
                                       (302) 656-4433


                                       Attorneys for Plaintiff

Of Counsel:

WECHSLER HARWOOD
 HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400

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